Filed by FS Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust, Inc.

File No. of Related Registration Statement: 333-226410

FSIC/CCT PROXY IS LIVE Please encourage your clients to vote when they receive their proxy materials, which will arrive in the mail next week.

We’re reaching out to you since some of your clients previously invested in FS Investment Corporation (NYSE: FSIC) or Corporate Capital Trust, Inc. (NYSE: CCT). Current investors are receiving proxy materials regarding their proposed merger.

Remind clients to vote by:

1 Mail: With proxy card received in the mail

2 Phone: 1-833-868-3374 (live agent) or 1-800-690-6903 (recording)

3 Computer: www.proxyvote.com

Thank you for your time and attention.

Calls to investors who haven’t voted begin on October 22

Get more information on the vote »

LEARN MORE ABOUT THE EVOLUTION OF OUR INVESTMENT PLATFORM: CALL 877-628-8575 VISIT FSproxy.com

CONFIDENTIAL. FOR ADVISOR USE ONLY. NOT FOR INVESTOR USE.

OR

CONFIDENTIAL. FOR BONA FIDE DUE DILIGENCE PURPOSES ONLY. NOT FOR FINANCIAL ADVISOR OR INVESTOR USE.

Forward-Looking Statements

This email and its contents may contain certain “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FSIC and CCT (together with FSIC, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Funds, the price at which shares of FSIC’s and CCT’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and are also contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This email and its contents relate to proposed new investment advisory agreements for the Funds (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of FSIC and CCT and a prospectus of FSIC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS

ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT FSIC, CCT, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov, from FS Investment Corporation’s website at www.fsinvestmentcorp.com and CCT’s website at www.corporatecapitaltrust.com

Participants in the Solicitations

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the shareholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ shareholders in connection with the Proposals is contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above.

This email and any attachments are intended only for the use of the addressee and may contain information that is privileged and confidential. If the reader of this email is not the intended recipient or an authorized representative of the intended recipient, you are hereby notified that any use, review, retransmission, dissemination, distribution, copying, printing, or any other use or action taken in reliance upon this email is strictly prohibited. If you have received this email in error, please notify the sender immediately by replying to this email message or by telephone at 877-628-8575 and delete this email and any attachments from your system. The contents of any email and its attachments which are sent by or to the sender may be subject to monitoring, review and archive. Any statements or opinions expressed in this email are those of the sender and do not necessarily represent those of sender’s employer, its affiliated companies or any other person. Although the sender’s employer attempts to sweep email and attachments for viruses, it does not guarantee that either is virus-free and accepts no liability for any damages as a result of viruses.

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© 2018 FS Investments